SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                           AMENDMENT NO. 3
                                 TO
                           SCHEDULE 14D-l
                TENDER OFFER STATEMENT PURSUANT TO SECTION
              14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AND
                             SCHEDULE 13D
                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    COMPUTER MANAGEMENT SCIENCES, INC.
             -----------------------------------------------
                       (Name of Subject Company)

                      THEBETTERPLAN (TBP), INC.
                COMPUTER ASSOCIATES INTERNATIONAL, INC.
             -----------------------------------------------
                               (Bidder)

               COMMON STOCK, PAR VALUE $.01 PER SHARE
             -----------------------------------------------
                    (Title of Class of Securities)

                              205213101
             -----------------------------------------------
                 (CUSIP Number of Class of Securities)

                            SANJAY KUMAR
                      THEBETTERPLAN (TBP), INC.
             C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                    ONE COMPUTER ASSOCIATES PLAZA
                    ISLANDIA, NEW YORK 11788-7000
                    TELEPHONE:  (516) 342-5224
             -----------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                           COPIES TO:
                      SCOTT F. SMITH, ESQ.
                    HOWARD, SMITH & LEVIN LLP
                   1330 AVENUE OF THE AMERICAS
                    NEW YORK, NEW YORK  10019
                   TELEPHONE:  (212) 841-1000

                       February 9, 1999
             -----------------------------------------------
               (Date Tender Offer First Published,
                Sent or Given to Security Holders)

Computer Associates International, Inc. (Computer Associates) and its wholly owned subsidiary, TheBetterPlan (TBP), Inc., hereby amend and supplement their combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the Statement), originally filed with the Securities and Exchange Commission on February 9, 1999, as amended, with respect to an offer to purchase all outstanding shares of common stock, par value $0.01 per share, of Computer Management Sciences, Inc., a Florida corporation. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

Item 10.	Additional Information.
-------     ----------------------

Item 10(f) of the Statement is hereby amended and supplemented by adding thereto the following:

Merger Subsidiary hereby confirms, and the first sentence of the last paragraph of Section 15 of the Offer to Purchase entitled Certain Conditions of the Offer is amended in its entirety to read, as follows:

The foregoing conditions are for the sole benefit of Computer Associates and Merger Subsidiary and may be asserted by Computer Associates in its discretion regardless of the circumstances (including any action or omission by Computer Associates or Merger Subsidiary) giving rise to any such condition or (other than the Minimum Condition) may, subject to the terms of the Merger Agreement, be waived by Computer Associates and Merger Subsidiary in their reasonable discretion in whole at any time or in part from time to time.

Merger Subsidiary further confirms, and Section 15 of the Offer to Purchase entitled Certain Conditions of the Offer is hereby amended to include a final paragraph, as follows:

Notwithstanding anything to the contrary set forth in the Offer to Purchase, in response to any condition to the Offer not being satisfied, Merger Subsidiary may not upon expiration of the Offer (and without extending the period of time for which the Offer is open) delay acceptance for payment or payment for Shares until such time as such condition is satisfied or waived; provided that, subject to the applicable regulations of the Securities and Exchange Commission, Merger Subsidiary reserves the right (subject to the terms of the Merger Agreement), at any time and from time to time, to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, pay for, any Shares in order to comply with applicable law.

                                SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 1999



                                   TheBetterPlan (TBP), Inc.


                                   By/s/ Ira H. Zar
                                     ------------------
                                    Name: Ira H. Zar
                                    Title: President and Assistant Treasurer


                                   COMPUTER ASSOCIATES INTERNATIONAL, INC.

                                   By/s/ Ira H. Zar
                                     ------------------
                                     Name: Ira H. Zar
                                     Title: Senior Vice President-Finance
                                            and	Chief Financial Officer